UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ULTICOM, INC.
(Exact name of registrant as specified in its charter)

New Jersey	22-2050748
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

1020 Briggs Road Mount Laurel, New Jersey	08054
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, no par value	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.             ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.              ☐

Securities Act registration statement file number to which this form relates:	Not Applicable
(If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:	None

Item 1. Description of Registrant’s Securities to Be Registered.

Ulticom, Inc. (the “Company”) is a New Jersey corporation, subject to the provisions of the New Jersey Business Corporation Act. The Company’s authorized capital stock consists of 52,500,000 shares, with no par value, divided into 50,000,000 shares of common stock (the “Common Stock”) and 2,500,000 shares of undesignated stock (the “Undesignated Stock”). As of November 20, 2009, there were 10,987,795 shares of Common Stock outstanding and no shares of Undesignated Stock outstanding.

Common Stock

General. The rights, preferences and limitations of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of common stock or preferred stock that the Board of Directors of the Company (the “Board”) may designate and issue in the future.

Dividends. Holders of Common Stock are entitled to receive ratably such dividends, if any, as the Board may declare on the Common Stock out of funds legally available for that purpose.

Voting Rights. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. A majority of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote is required for any action by the shareholders (a) unless a greater plurality is required by law or the Amended and Restated Certificate of Incorporation of the Company (the “Amended and Restated Certificate of Incorporation”) and (b) except that directors shall be elected by a plurality of the votes cast at elections. Holders of Common Stock do not have cumulative voting rights in the election of directors. Accordingly, Comverse Technology, Inc., our majority shareholder, may elect all of the directors standing for election.

Liquidation. Upon the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after the payment of or provision for claims against the Company, subject to the prior rights of any outstanding shares of preferred stock that our board of directors may choose to designate.

Undesignated Stock

The Board is expressly authorized in the Amended and Restated Certificate of Incorporation, without further shareholder approval, to amend the Amended and Restated Certificate of Incorporation to divide the 2,500,000 shares of Undesignated Stock into one or more classes of common or preferred stock. The Board can further divide any of those or any thereafter created classes of Undesignated Stock designated as preferred stock into series and to determine their designations, numbers, relative rights, preferences and limitations, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of these series. The relative rights, preferences and limitations of each class or series of common or preferred stock may differ from those of any and all other classes or series of common or preferred stock, as the case may be. The Board is expressly authorized in the Amended and Restated Certificate of Incorporation, without further shareholder approval, to amend the Amended and Restated Certificate of Incorporation to change the designations, numbers, relative rights, preferences and limitations of any authorized but unissued shares of preferred stock.

The Company’s ability to designate and issue additional shares of Undesignated Stock in such manner, while providing flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of the holders of the Common Stock, and could have the effect of making it more difficult for a person to acquire, or of discouraging a person from seeking to acquire, control of the Company.

Securities Authorized for Issuance Under Equity Compensation Plans

The Company’s 2005 Stock Incentive Compensation Plan (the “2005 Plan”) provides for a broad variety of equity grants, including incentive and non-qualified stock options, stock appreciation rights, restricted stock and deferred stock units, to employees, directors and consultants of the Company and its affiliates. As of November 20, 2009, a total of 123,846 shares of Common Stock remain available for future issuance under the 2005 Plan. Also as of

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November 20, 2009, there were outstanding (i) 100,215 shares of restricted stock, (ii) deferred stock units representing the right to receive 8,250 shares of Common Stock at the end of deferral periods specified in the awards and (iii) options to purchase a total of 729,432 shares of Common Stock at a weighted average exercise price of $27.63 per share. Outstanding awards were granted under the 2005 Plan and under the Company’s 1998 Stock Incentive Compensation Plan, which is no longer available for future awards.

Shareholders’ Protection Act

A provision of the NJBCA referred to as the “Shareholders’ Protection Act” prohibits certain business combinations involving certain New Jersey corporations and an interested stockholder. An “interested stockholder” is defined generally as one who is the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding stock of the corporation. The Shareholders’ Protection Act prohibits those business combinations subject to the Shareholders’ Protection Act for a period of five years after the date the interested stockholder acquired his, her or its stock, unless the transaction was approved by the corporation’s board of directors prior to the time the interested stockholder acquired his, her or its shares. After the five year period expires, the prohibition on business combinations with an interested stockholder continues except under certain circumstances. The circumstances include: (i) that the business combination is approved by the board of directors of the target corporation prior to the time the interested stockholder acquired his, her or its shares; (ii) that the business combination is approved by a vote of two-thirds of the voting stock not owned by the interested stockholder; or (iii) that the stockholders of the corporation receive a price in accordance with a fair price formula set forth in the Protection Act. Because the Company is a reporting company under Section 12 of the Securities Exchange Act of 1934, the Protection Act will be applicable to it and could inhibit unsolicited offers to acquire the Company.

Item 2. Exhibits.

Under the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Registrant are registered on The NASDAQ Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Exchange Act pursuant to this Registration Statement.

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 23, 2009
ULTICOM, INC.

	By:	/s/ Shawn K. Osborne
	Name:	Shawn K. Osborne
	Title:	President and Chief Executive Officer

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